UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69577

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/25 (MM/DD/YY) AND ENDING 03/31/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ABG, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

725 FIFTH AVENUE - 24TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL T MARRONE	646-930-1906	MICHAEL.MARRONE@ABGANDCO.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & ASSOCIATES LLC
(Name – if individual, state last, first, and middle name)

11 BROADWAY SUITE 700	NEW YORK	NY	10004
(Address)	(City)	(State)	(Zip Code)

6/6/2003	2699
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __JACKSON EISENPRESSER_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __ABG, LLC_____, as of __3/31_____, 2 _026___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
MANAGING DIRECTOR

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ABG, LLC

STATEMENT OF FINANCIAL CONDITION
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AS OF MARCH 31, 2026

ABG, LLC

CONTENTS

YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
ABG, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ABG, LLC (the "Company") as of March 31, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as ABG, LLC's auditor since 2024.

New York, NY

June 29, 2026

ABG, LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2026

ASSETS

ASSETS:		
Cash	$	3,204,908
Accounts receivable, net of allowance		
for credit losses of $31,126		578,792
Property and equipment, net of accumulated		
depreciation of $137,151		20,521
Due from affiliates		492,912
Right of use asset		137,799
Prepaid expenses		52,209
TOTAL ASSETS	$	4,487,141

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable	$	200,966
Accrued expenses		19,513
Lease liability		143,143
TOTAL LIABILITIES		363,622
MEMBER'S EQUITY		4,123,519
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	4,487,141

The accompanying notes are an integral part of this statement of financial condition

ABG, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2026

Note 1 - <u>Organization</u>

ABG, LLC (the "Company") is a limited liability company organized in 2013 in the State of Kansas. In October 2016 the Company reorganized in the State of Delaware. The Company is a wholly owned subsidiary of JCAE Holdings, LLC (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") since March 2014. The Company's approved business activities include providing advisory services and acting in the capacity of a finder or placement agent for private offerings. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and does not claim exemption from the Customer Protection Rule but limits its business activities to those specified in footnote 74 of SEC Release No. 34-70073. The Company operates from its principal office location in New York City and an office in California.

Note 2 - <u>Summary of Significant Accounting Policies</u>

<u>Basis of Presentation</u>

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

<u>Property and Equipment</u>

Property and equipment are stated at cost. The cost of property and equipment is depreciated over the estimated useful lives of the related assets, which is three years. Depreciation is computed using the straight-line method. The Company had no impairment charges as of March 31, 2026.

<u>Income Taxes</u>

The Company, as a single member limited liability company, is treated as a disregarded entity and included in the Parent's tax return for federal, state, and city income tax purposes. The Company is not a separate tax paying entity for federal and state income tax purposes. Income, loss, deductions, and credits pass through proportionately to its Parent's owners and are taxed at the individual partner's income tax rates. Accordingly, no provision for income taxes is provided in the financial statements.

The Company follows the provisions of Financial Accounting Standards Board Accounting Standards Codification (the "FASB ASC") 740-10-25, "Accounting for Uncertainty in Income Taxes." Assets and liabilities are established for uncertain tax positions taken or expected to be taken in income tax returns when such positions are

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

judged to not meet the "more-likely-than-not" threshold based on the technical merits of the positions. Estimated interest and penalties related to uncertain tax positions are included as a component of income tax expense. The Company does not have any uncertain tax positions.

Contract Balances

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer and are derecognized when either it becomes a receivable, or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligation under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of April 1, 2025, and March 31, 2026, the Company did not have any contract assets or contract liabilities.

Cash and Cash Equivalents

The Company considers all demand and time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable and Allowance for Credit Losses

The Company's accounts receivable represent amounts due for advisory fees. Receivables are stated at cost, net of an allowance for credit losses if required. Receivables outstanding longer than the payment terms are considered past due. The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 requires organizations to measure all expected credit losses for financial assets held at the reporting date based on historical experience, credit quality, age of balances, current and future economic conditions, and reasonable and supportable forecasts. The Company maintains an allowance for credit losses for estimated losses when necessary resulting from the failure of customers to make required payments.

Note 2 - Summary of Significant Accounting Policies (continued)

Accounts Receivable and Allowance for Credit Losses (continued)

The Company reviews the accounts receivable on a periodic basis and makes allowances where there is doubt as to the collectability of individual balances. As of April 1, 2025 and March 31, 2026, the Company's accounts receivable from clients, net of allowance for credit losses were $918,063 and $578,792, respectively.

Fair Value of Financial Instruments

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

FASB ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with FASB ASC 820, the following summarizes the fair value hierarchy:

Level 1 Inputs - Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2 Inputs – Inputs, other than the quoted prices in level 1, that are observable either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3 Inputs - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurement

As of March 31, 2026, there were no assets or liabilities that were required to be reported at fair value. The carrying values of non-derivative financial instruments, including cash, accounts receivable and due from affiliates, other assets, and accounts payable and accrued expenses approximate their fair values due to the short term nature of these financial instruments. There were no changes in methods or assumptions used during the year ended March 31, 2026.

Note 3 - <u>Accounts Receivable, Net</u>

The Company has accounts receivable from clients that are payable over time. The amounts due are as follows:

Years Ending March 31,	Amount
2026	$ 451,009
2027	127,783
	$ 578,792

The accounts receivable balance as of March 31, 2026 includes foreign funds. As of March 31, 2026 the Company has a receivable of £63,297, which is valued at US $83,553.

Note 4 - <u>Property and Equipment</u>

Property and equipment, net at March 31, 2026 are summarized as follows:

Computer and equipment	$ 157,672
Less: accumulated depreciation	(137,151)
	$ 20,521

Depreciation expense amounted to $15,793 for the year ended March 31, 2026.

Note 5 - <u>Net Capital Requirements</u>

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At March 31, 2026, the Company had net capital of $2,979,085, which exceeded its requirement of $15,055 by $2,964,030. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At March 31, 2026, this ratio was 0.0758 to 1.

<u>Exemption from Rule 15c3-3</u>
The Company does not claim exemption from the Customer Protection Rule but limits its business activities to those specified in footnote 74 of SEC Release No. 34-70073.

Note 6 - <u>Concentrations</u>

The Company maintains cash balances in two financial institutions, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits. The Company has not experienced any losses in such accounts.

As of March 31, 2026, approximately 74% of the Company's receivable balance from clients was owed from five customers.

Note 7 – <u>Related Party Transactions</u>

As of March 31, 2026, the Company had $492,912 due from affiliates. The balance includes net intercompany receivables from prior years, guaranteed compensation processed by an affiliate, intercompany expense reimbursements, and a $75,000 non-interest-bearing loan to the Parent made in September 2025 that remained outstanding as of March 31, 2026.

The Company leases office space in California from the member for a fee of $2,000 on month basis.

During the year, the Company distributed the entire warrant investment total of $3,000,000 to its member.

Note 8 – <u>Right of Use Asset and Lease Liability</u>

On November 30, 2022, the Company entered into an agreement for a 60-month lease, commencing on the completion of the new space, which was in May 2023. The new lease calls for a monthly rent payment of $5,700, with increases of 2.5% each year.

In accordance with FASB issued (ASU) 2016-02, "Leases (Topic 842)" the Company classified the lease as an operating lease. The lease does not contain a renewal option but can be extended at the Company's discretion at the end of the lease. The Company has reviewed and based the right of use asset and lease liabilities, primarily, on the present value of unpaid future minimum lease payments. In accordance with the guidance, the Company recorded right of use asset and lease liabilities of $297,943. The amortization of the right-of-use asset for the year ended March 31, 2026 was $58,759, and operating cash flow paid for lease liabilities during the same period was $71,717. The present value of the existing operating lease was determined by using the incremental collateralized borrowing rate of 7.5%.

Note 8 – Right of Use Asset and Lease Liability (continued)

A reconciliation of operating lease liabilities by minimum lease payments and discount amount by year, as of March 31, 2026, is as follows:

Year Ending March 31,	Lease		Less Discount Amount		Total Lease Liability
2027	$	73,509	$	(8,537)	$	64,972
2028		75,348		(3,430)		71,918
2029		6,292		(39)		6,253
	$	155,149	$	(12,006)	$	143,143

Note 9 – Segment Reporting

The Company has one reportable segment: investment banking. The Company has identified its chief executive officer as the chief operating decision maker ("CODM"), who uses net income or loss to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 82% of its total revenue from 4 major external customers in 2026.

Note 10 – Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at March 31, 2026.

Note 11 - Subsequent Events

The Company has evaluated subsequent events and transactions that occurred after March 31, 2026, through the date the financial statement was issued. There were no material subsequent events requiring disclosure or adjustment to the financial statements.